14005036

No Act
PE 12/20/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
JAN 27 2014
Washington, DC 20549

January 27, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 1-27-14

Jane Whitt Sellers
McGuireWoods LLP
jsellers@mcguirewoods.com

Re: Dominion Resources, Inc.
Incoming letter dated December 20, 2013

Dear Ms. Sellers:

This is in response to your letter dated December 20, 2013 concerning the shareholder proposal submitted to Dominion by Bernice Schoenbaum. We also have received a letter from the proponent dated January 13, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Eileen Levandoski
Virginia Chapter Sierra Club
eileen.levandoski@sierraclub.org

January 27, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Dominion Resources, Inc.
Incoming letter dated December 20, 2013

The proposal requests that Dominion share a report analyzing and making projections on the costs to ratepayers as those costs may appear on cost recovery applications to the State Corporation Commission for certain wind projects.

There appears to be some basis for your view that Dominion may exclude the proposal under rule 14a-8(i)(7), as relating to Dominion's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Dominion omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Dominion relies.

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 13, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Response to December 20, 2013 Proposed Exclusion by Dominion Resources, Inc. of Shareholder Proposal Submitted by Ms. Bernice Schoenbaum Pursuant to Rule 14a-8

Ladies and Gentlemen:

As the appointed point-of-contact by and for Ms. Bernice Schoenbaum, this letter represents our collective response to the request sent on December 20, 2013 to the SEC by Jane Whitt Sellers of McGuireWoods LLP, on behalf of Dominion Resources, Inc. (the Company), regarding the above referenced shareholder proposal. The Company, through Ms. Sellers, contends that the proposal may be excluded from its 2014 proxy statement by virtue of Rules 14a-8(i)(7) (matter relating to company's ordinary business) and 14a-8(i)(10) (company has substantially implemented proposal). Via email, a copy of this letter is being mailed concurrently to Ms. Sellers, Mr. Russell Singer, and Ms. Karen Doggett.

Following review and analysis of Ms. Sellers' subject letter (copy attached for reference), I hereby assert complete disagreement with the arguments she makes and respectfully request the SEC to not grant the no-action relief and thus authorize the inclusion of our shareholder proposal (copy attached for reference) in the proxy.

Our proposal is as follows:

> Resolved: The shareholders request Dominion to analyze and make projections on the costs to ratepayers as those costs may appear on cost recovery applications to the SCC for both wind projects, and to share this report with the public by December 31, 2014.

Our proposal suggests an activity the Company has failed to deal with as a matter of ordinary business operations.

Contrary to Ms. Sellers' contention, the "true goal" of my proposal is the generation of information (cost analysis), not electricity. This is information that will help facilitate decisions of whether to pursue prompt development of Virginia's offshore wind resources and ultimately the prompt return on the Company's substantial financial investment into developing said resource. I simply offer the proposal, **with the review, analysis, and report as its goal**, as an investor concerned about the risk to the Company, and thus its investors, with any delayed, prolonged or non-existent development of said resource.

This resolution does not mandate a choice of technologies, but simply asks for a cost analysis such that further investigation is feasible. The decision of whether to utilize that technology would still be the choice of the Company. Other states that have investigated offshore wind have performed public polls to determine support from local customers. This type of poll is not possible if the cost analysis to back it does not exist. Thus, it appears that by not providing a public cost analysis, the Company is determining *ipso facto* that there can be no poll done similar to that done by all other states that have pursued offshore wind.

Dominion's letter also argues that renewable energy development is not a significant policy issue, so that this resolution would still qualify as ordinary business. However, there are many examples where the SEC upheld the right of shareholders to propose a resolution regarding renewable energy as being a significant policy issue; a recent example was a 2011 resolution submitted to Dominion by the Faye S. Rosenthal Living Trust in which the SEC found that, despite Dominion's arguments, the development of renewable energy facilities was a significant policy issue (http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2011/fayrosenthal020911-14a8.pdf). Dominion states in their letter that the proposed resolution "has, at best, a tangential relationship to a significant policy issue." I respectfully disagree, in that renewable energy generation, and information that enables decisions on its use, is most definitely a significant policy issue.

Numerous arguments made by Ms. Sellers in the subject letter point to a Company strategy that charts a delayed and/or non-existent development schedule for Virginia's offshore wind development.

1. Ms. Sellers' statement on page 4 of subject letter reads as follows. "Decisions related to the manner in which the Company will proceed with offshore wind power generation, **if at all**, the pace at which it will proceed, and the costs to both the Company and consumers of offshore wind power generation will each be considered in the context of management's robust and careful evaluation process." [Emphasis added.]
2. Ms. Sellers' references to the Company's Integrated Resource Plan (IRP) as reason to exclude my proposal on grounds that it deals with a matter of ordinary business operations. However, the preferred IRP submitted for SCC approval offers a 15-year horizon of electricity generation containing no offshore wind electricity.
3. Ms. Seller also contends the Company's ordinary business operations strive for "a mix of generation resources." However, the Company meets Virginia's voluntary Renewable Portfolio Standards (RPS) with zero application of Virginia-made wind energy resources – onshore or offshore.
4. Ms. Sellers argues that my proposal mandates the Company's use of offshore wind technology and resources. She indirectly argues that the Company must not play favorites for fuel sources for electricity generation and offer a level playing field for all generation sources, dirty or clean. However, the Company's 2013 IRP offers a 10% increase in fossil fuel (mostly natural gas) generation. Fossil fuels will occupy an increasing slice of pie in the Company's projected energy mix, while renewable energy sources only increase by less than 1%. Favoritism is obviously awarded to one source over another.

<u>Our proposal suggests an activity that the Company has not implemented already.</u>

If a cost analysis for offshore wind had been done by Dominion, and its results publicly shared via a Company-led public relations campaign, the public would have been in a position to weigh the pros and cons of its development. As evidenced by public opinion polls in other Atlantic states, the public when presented with accurate information favors prompt development of wind energy. This understanding translates to citizen advocacy which further prompts offshore wind's swift movement through the regulatory environment.

Instead, the Company's public relations campaign regarding offshore wind development has consisted of often-repeated statements to the press that evoke uncertainty as to any eventual development or unmerited, fantastically high costs to consumers should the Company develop offshore wind. This appears to have been done to squelch any enthusiasm or support for its development by citizen advocates.

The argument made by Ms. Seller in her letter is that the information requested in the proposal is essentially available in their IRP, and that the "Fuel Diversity Plan" in that IRP did include wind. There a few issues with that argument. One is that having a cost analysis available on the SCC site, or Dominion site, several levels down and buried within a 50-page document, does not automatically give the public the kind of information that would be useful in a public opinion poll. This is certainly not what was done in the other states developing offshore wind. The second issue is that all of the cost figures in that IRP are "redacted" i.e., blacked-out as "extremely sensitive", so that that cost analysis is not actually available to the public. The actual cost analysis of offshore wind and comparison to other fuels is something that has been requested of Tom Farrell, CEO of Dominion, at the last three annual shareholder meetings, and he has not provided those redacted numbers even to shareholders, let alone the public. And last, although offshore wind is listed in the Fuel Diversity Plan in the IRP, the IRP does not select the Fuel Diversity Plan, or give details of the actual cost comparison that led to that selection, or indicate that there may ever be a time in the future when it would select that plan.

Conclusion

As Ms. Sellers' letter clearly indicates, a delayed or non-existent offshore wind development plan appears to constitute the end goal of the Company's "ordinary business operations." Instituting plans to promptly develop offshore wind resources is precluded from such operations as evidenced by her statements in subject letter and by lack of inclusion of offshore wind in any planning document (IRP, RPS, and other regulatory and administrative items) issued by the Company.

Delayed or non-existent development of Virginia's offshore wind power resources presents tremendous risks to the Company's investors for a number of reasons:

1. Loss of supply chain investment in Virginia that creates jobs. Supply chain manufacturing investors will only go into states with wind farms off their coasts.
2. A sizeable supply of renewable energy in its portfolio mix offers a hedge against rising and volatile prices attached to fossil fuel generation resources. Offshore wind offers Virginia's only baseload generation opportunity.
3. A customer base increasingly dissatisfied with Dominion's energy mix and plans for renewable energy may lead to the emergence in the Virginia market of a supplier that can actually provide clean energy to customers, thus drawing away a significant fraction of Dominion's customers, and decreasing both Dominion's profits and public image.
4. If Dominion continues to lag on offshore wind planning, their lease could be taken up (either at its expiration, or via regulatory penalty) by an alternative provider.
5. The crisis we face with climate change demands serious consideration of a transition to clean energy sources such as offshore wind.

Accordingly, I respectfully request that my proposal not be excluded from the proxy materials for the 2014 Annual Meeting of Shareholders, and I request that the SEC take action if Dominion does maintain its intent to so exclude it. Thank you for your consideration.

Sincerely,

Eileen Levandoski

Eileen Levandoski
Appointed POC by and for Ms. Bernice Schoenbaum, Dominion Resources Shareholder

Attachment: December 20, 2013 Letter from Jane Whitt Sellers to US SEC Division of Corporation Finance with its attachments

Cc:

(via email)	Ms. Jane Whitt Sellers, McGuire Woods
(via email)	Mr. Russell J. Singer, McGuire Woods Senior Counsel
(via email)	Ms. Karen W. Doggett, Director Governance & Executive Compensation, Dominion
(via email)	Ms. Bernice Schoenbaum

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
Direct: 804.775.1054

McGUIREWOODS

jsellers@mcguirewoods.com
Direct Fax: 804.698.2170

December 20, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by Ms. Bernice Schoenbaum Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client Dominion Resources, Inc., a Virginia corporation ("Dominion" or the "Company"), and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2014 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 18, 2013, by Ms. Bernice Schoenbaum ("Ms. Schoenbaum" or the "Proponent"). References to a "Rule" or to "Rules" in this letter refer to rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

The Company anticipates that its Proxy Materials will be available for mailing on or about March 21, 2014. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to Ms. Shoenbaum any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: The shareholders request Dominion to analyze and make projections on the costs to ratepayers as those costs may appear on cost recovery applications to the SCC for both wind projects, and to share this report with the public by December 31, 2014.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's share ownership, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

DISCUSSION

I. Rule 14a-8(i)(7) – the Proposal may be excluded because it deals with a matter relating to the Company's ordinary business operations.

A. Background.

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the SEC release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with the flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the SEC described the two central considerations underlying the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Consistent with these standards, the Staff has interpreted this to mean that shareholder proposals are excludable if they relate a company's choice of technologies in its operations (See *infra* Section I.B.) or a company's pricing policies because the setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis (See *infra* Section I.C.). Accordingly, the Proposal is subject to exclusion under Rule 14a-8(i)(7) under both of these methods of analysis because it involves the Company's ordinary business operations, in that it relates to the Company's choice of technologies for use in its operations and the Company's pricing policies.

B. The Proposal relates to the choice of technologies for use in the Company's operations.

On its face, the Proposal requests that the Company analyze and make projections on the likely cost to customers of electricity generated by the Company's two offshore wind projects, and publicly disclose the results of its analysis and projections. However, the true goal of the Proposal is not the production of a report, but the addition to the sources of electric power offered by the Company to consumers of electricity generated by a specific type of technology (offshore wind turbine-generated power) at specific locations (two offshore wind sites in Virginia). That is, although fashioned as a request to produce a public report, the Proposal's goal is, in fact, to alter the Company's choices of technology and resources used in the generation of electricity, specifically by calling for the Company to utilize the type of wind turbine-generated electricity produced at two specific facilities under development and to do so on expedited basis. Further, the Proposal seeks the Company's utilization of this technology at a price that the Proponent asserts in her supporting statement will allow the Company "to avoid... loss of the millions of dollars the company is investing in offshore wind." In this regard, the

Proposal is accompanied by a discussion of the means by which the Company can more quickly prevail upon the Virginia State Corporation Commission (the "VSCC") to approve the Company's applications seeking the setting of electricity rates to customers that will allow the cost of the Company's investment in wind power generation to be recovered. Ms. Schoenbaum's supporting statement proposes that the Company "embark on a public relations campaign" that will both "educate the public" about the potential costs of wind-generated electricity and "elicit" the public's engagement in a lobbying campaign to cause the VSCC to approve the Company's application.

The decision to construct offshore wind power-generation facilities is undertaken by the Company's wholly-owned utility subsidiary, Virginia Electric and Power Company ("Dominion Virginia Power") as part of its ordinary course Integrated Resource Planning Process ("IRP") (more fully described under Section II below), as well as in response to existing and anticipated future environmental regulations and external developments with respect to the deployment of such technology. Dominion Virginia Power's objective in its IRP process is to identify the mix of generation resources necessary to meet future energy and capacity needs in an efficient and reliable manner at the lowest reasonable cost while considering uncertainties related to current and future regulations and other matters. Decisions related to the manner in which the Company will proceed with offshore wind power generation, if at all, the pace at which it will proceed, and the costs to both the Company and consumers of offshore wind power generation will each be considered in the context of management's robust and careful evaluation process. This process involves determining the appropriate fuel-types and mix of generation resources and technologies used to supply the electric needs of the customers in its service territory and is at the heart of the Company's business. Resulting decisions are the product of an extensive and methodological approach aimed at securing the appropriate level of generation, demand-side resources, and market purchases to serve customers in a safe and reliable manner at a reasonable cost. They are at the core of matters involving the Company's business and operations. With respect to offshore wind, this analysis will include a wide-range of factors such as anticipated fuel prices and power costs associated with both traditional and non-traditional forms of generation, costs of construction, effective and anticipated environmental regulations, demand-side management costs, operating costs, and recent technological developments, among others.

The Proposal seeks to involve shareholders inappropriately in decisions regarding the generation resources and technologies the Company should utilize to produce electricity. It seeks such improper shareholder involvement by attempting to cause the Company to utilize the type of wind turbine-generated electricity produced at two specific facilities currently under development, notwithstanding the fact that decision-making in this area involves a complex process and requires substantial business expertise and experience, as well as intimate knowledge of the technologies available and related regulatory, cost, and safety considerations. Further, Ms. Schoenbaum's supporting statement seeks to inappropriately interject shareholders into questions involving the Company's relations with important state regulatory agencies by proposing that the Company "embark on a public relations campaign" that will both "educate the public" about the potential costs of wind-generated electricity and "elicit" the public's engagement in a lobbying campaign to cause the VSCC to approve the Company's application.

For the reasons discussed above, decisions as to which generation resources and technologies are appropriate for the Company to pursue, the means by which they should be pursued, the pace at which they should be pursued, and the acquisition of necessary regulatory approvals all properly rest with the Company's management and should not be the subject of a shareholder proposal. Therefore, the Staff has recognized that in circumstances involving decisions such as these, injecting shareholders into the processes is not appropriate. The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." 1998 Release.

Accordingly, on numerous occasions the Staff has permitted the exclusion of proposals under Rule 14a-8(i)(7) because such proposals relate to a company's choice of technologies for use in its operations. For example, the Staff recently permitted an energy company to exclude a proposal calling for the diversification of the company's energy resources to include increased energy efficiency and renewable energy resources on the grounds that such proposal related to ordinary business operations, noting that "proposals that concern a company's choice of technologies for use in its operations are generally excludable Rule 14a-8(i)(7)" (*FirstEnergy Corp.* (March 8, 2013)). The Staff also permitted, on the same grounds, the exclusion of a proposal calling on a cable and internet provider to publish a report disclosing the actions it was taking to address the inefficient consumption of electricity by its set-top boxes, which proposal would include the company's efforts to accelerate the development and deployment of new energy efficient set-top boxes, on the same grounds, (*AT&T Inc.* (February 13, 2012)).

Similarly, the Staff has also permitted the exclusion of a shareholder proposal requesting, *inter alia*, that a utility company develop new cogeneration facilities and improve energy efficiency (*WPS Resources Corp.* (February 16, 2001)), proposals requesting a report on the status of research and development of a new safety system for railroads (*Union Pacific Corp.* (December 16, 1996) and *Burlington Northern Santa Fe Corp.* (January 22, 1997)), a proposal requesting a report on the sale and use of RFID technology and its impact on the public's privacy, personal safety, and financial security (*Applied Digital Solutions* (April 25, 2006)), and a proposal requesting that a computer company employ specific technological requirements in its software (*International Business Machines Corp.* (January 6, 2005)).

This Proposal, like the proposals described above, seeks to involve shareholders in decisions regarding the generation resources and technologies the Company should utilize to produce electricity, and like those excluded proposals, there is merely a tangential relationship between the Proposal and a social issue (See *infra* Section I.D). Accordingly, because the Proposal deals with the day-to-day operations of the Company, in that it relates to the Company's choice of technologies for use in its operations, it may be properly excluded from the Proxy Materials under Rule 14a-8(i)(7).

C. The Proposal relates to the Company's pricing policies.

As noted above, the Proposal is structured as a request to provide a report regarding the projected cost to the Company's customers of electricity to be generated by the Company using offshore wind turbine facilities. Stated otherwise, the Proposal seeks analysis and projections on the price that the Company intends to charge its customers for such electricity. The Company is one of the nation's largest producers and transporters of energy, with a combined portfolio of approximately 23,500 megawatts of generation, 11,000 miles of natural gas transmission, gathering and storage pipeline, and 6,400 miles of electric transmission lines. The Company also operates one of the nation's largest natural gas storage systems and serves millions of retail energy customers in 15 states. The Company's largest regulated affiliate, Dominion Virginia Power, is a generator and supplier of electricity, and the rates at which it the Company sells its electricity to businesses and retail consumers is a primary and fundamental aspect of the day-to-day operations of the Company. The interjection of the Company's shareholders into management's decision-making processes and analyses with respect to the pricing of electricity produced by a specific type of resource would result in micro-management of the Company. The Proposal would result in the shareholders probing too deeply into matters of a complex nature. Decision-making in this area is a complex process and requires substantial business expertise and experience, as well as intimate knowledge of the technologies available and related regulatory, cost, and safety considerations. These decisions involve operational and business matters that require the judgment of experienced management, financial and accounting experts, and engineers, among others. Such matters are properly within the purview of management, which has the necessary skills, knowledge, and resources to make informed decisions, and are not the type of matters that shareholders are in a position to appropriately evaluate.

The Staff has consistently allowed the exclusion of proposals relating to prices charged by companies for their products (See e.g., *Equity LifeStyle Properties, Inc.* (February 6, 2013), *Ford Motor Company* (January 31, 2011), *The Western Union Company* (March 7, 2007), and *NiSource Inc.* (February 22, 2007)). In each of these letters, the Staff determined that such proposals were excludable under Rule 14a-8(i)(7) because they related to ordinary business operations. In *Western Union*, for example, the proposal found by the Staff to be excludable, like the Proposal at issue here, called for the preparation of a report that, among other things, related to that company's pricing structures. Accordingly, the Company may properly exclude the Proposal under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it relates to the setting of prices for products and services offered by the Company, namely, wind turbine-generated electricity.

D. Regardless of whether the Proposal touches on a significant policy issue, the Proposal is excludable as relating to ordinary business matters.

Staff Legal Bulletin No. 14E (October 27, 2009) provides that proposals generally will not be excludable if the underlying subject matter transcends the day-to-day business of the company and raises policy issues so significant that it would be appropriate for a shareholder vote. The Company does not believe the Proposal deals with a significant policy issue of the type that is excluded from the scope of Rule 14a-8(i)(7), viewing it as a call for particular actions to be undertaken regarding the costs of additional wind power development and a related public relations campaign in support of wind power.

The Staff has found that some recent environmental proposals do transcend ordinary business operations. See *Exxon Mobil Corp.* (March 23, 2007) (refusing to allow exclusion of a proposal calling for the adoption of quantitative goals for reducing greenhouse gas emissions), *Exxon Mobil Corp.* (March 12, 2007) (refusing to allow exclusion of a proposal calling for a policy to increase renewable energy sources globally and with the goal of achieving between 15% and 25% of its energy sourcing between 2015 and 2025), and *General Electric Co.* (January 31, 2007) (refusing to allow exclusion of a proposal calling for a report on global warming). However, the Proposal does not involve any of these issues, but rather focuses on specific financial investments in planned wind projects and a specific "public relations campaign" to "elicit advocacy" in favor of state regulatory approval of such projects. The fact that the Proposal has some connection to issues that are of social significance should not lead to the conclusion that it must automatically be included in the Proxy Materials. It is important to note that the mere fact that a proposal has a relationship to a social policy issue does not mean that Rule 14a-8(i)(7) does not apply.

The Staff has recently allowed proposals requesting companies to adopt a policy to bar the financing of particular types of customers to be excluded even though the proposals were tied to an arguably significant environmental policy issue (mountaintop removal coal mining), stating that the proposals addressed matters beyond the environmental impact of companies' project finance decisions, such as decisions to extend credit or provide other financial services to particular types of customers. See *JP Morgan Chase & Co.* (March 12, 2010) and *Bank of America Corporation* (February 24, 2010).

Since the focus of the Proposal is an ordinary business operation of the Company regarding its specific mix of electric generation by fuel type, its public advocacy campaigns on behalf of those technologies, and its plan to secure regulatory approvals with respect to such operations, that has, at best, a tangential relationship to a significant policy issue, it may be excluded from the Proxy Materials under Rule 14a-8(i)(7).

II. Rule 14a-8(i)(10) - the Proposal may be excluded because the Company has already substantially implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The SEC has stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Instead, the standard for exclusion is substantial implementation. 1998 Release.

The Staff has stated that, in determining whether a shareholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices, and procedures "compare favorably with the guidelines of the proposal." *Medtronic, Inc.* (June 13, 2013); see also *Whole Foods Market, Inc.* (November 14, 2012), *Starbucks Corp.* (November 27, 2012), and *Texaco, Inc.* (March 28, 1991). The Staff has permitted companies to exclude proposals from their proxy materials pursuant to Rule 14a-8(i)(10) where a company satisfied the essential objective of the proposal, even if the company did not take the exact action requested by the proponent or implement the proposal in every detail or if the company exercised discretion in determining how to implement the proposal. See, e.g., *Walgreen Co.* (September 26, 2013) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting an amendment to the company's organizational documents that would eliminate all super-majority vote requirements, where such company eliminated all but one such requirement) and *Johnson & Johnson* (February 19, 2008) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting that the company's board of directors amend the bylaws to permit a "reasonable percentage" of shareholders to call a special meeting where the proposal states that it "favors 10%" and the company planned to propose a bylaw amendment requiring at least 25% of shareholders to call a special meeting). See also, *Hewlett-Packard Company* (December 11, 2007), *Anheuser-Busch Cos., Inc.* (January 17, 2007), and *Bristol-Myers Squibb Co.* (March 9, 2006). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." See, e.g., *Deere & Company* (November 13, 2012), *Exxon Mobil Corp.* (March 23, 2009), *Exxon Mobil Corp.* (January 24, 2001), and *The Gap, Inc.* (March 8, 1996).

The Company believes that it may exclude the Proposal because Dominion Virginia Power has already substantially implemented the essential objective of the Proposal and the Proposal is duplicative of regulatory reporting requirements already applicable to Dominion Virginia Power in Virginia and North Carolina. The Proposal requests that the Company analyze and make projections on the likely cost to customers of electricity generated by two of the Company's potential wind power projects and publicly disclose the results of its analysis and its projections. As a part of Dominion Virginia Power's IRP process, it studies new generation resources by type, including their possible costs to customers. The IRP process includes Dominion Virginia Power's evaluation of a wide range of options for meeting customer needs, including the possible development of three onshore wind facilities in western Virginia and an offshore wind demonstration project off the coast of Virginia.

By way of background, Dominion Virginia Power is an incumbent electric utility providing service to more than two million customers in Virginia and North Carolina and is regulated at the state level by the VSCC and the North Carolina Utilities Commission ("NCUC"). Dominion Virginia Power is required to file in Virginia in odd-numbered years (with an update in even-numbered years), and in North Carolina in even-numbered years, a comprehensive Integrated Resource Plan ("Plan") pursuant to§ 56-599 of the Code of Virginia ("Va. Code") and R8-60 of the NCUC Rules and Regulations ("NCUC

Rules"), respectively. The 2013 Plan is publicly available through the VSCC website at http://www.scc.virginia.gov. The relevant case number for the VSCC is Case No. PUE-2013-00088, which can be accessed under the "Obtain Case Information" and "Docket Search" tabs. The 2013 Plan is also available on the Company's website at https://www.dom.com/about/integrated-resource-planning.jsp. An evaluation of options for meeting customer needs will also be included in the 2014 Plan to be filed by September 1, 2014, and will continue annually as described above.

Under Virginia law, an integrated resource plan is defined as "a document developed by an electric utility that provides a forecast of its load obligations and a plan to meet those obligations by supply side and demand-side resources over the ensuing 15 years to promote reasonable prices, reliable services, energy independence, and environmental responsibility." Va. Code§ 56-597. Thus, each year Dominion Virginia Power studies and produces its updated Plan for the following 15 years, including projected effects of various elements on customer prices.

Dominion Virginia Power's 2013 Plan developed six alternative plans representing plausible future paths for meeting customer needs, including an analysis of the possible impacts of each plan to customers, subjecting them to 16 different scenarios and sensitivities and one base case scenario. The 2013 Plan also reflects the Company's most current planning assumptions regarding fuel prices, load growth, economic conditions, and equipment costs.

Dominion Virginia Power is required in the Plan to, among other things, "systematically evaluate ... building new generation facilities ... [and] actions ... to diversify its generation supply portfolio" which would include an evaluation of wind projects discussed in the Proposal and their costs to customers. R8-60 of the NCUC Rules also requires Dominion Virginia Power "[a]s part of its integrated resource planning process, [to] assess on an on-going basis the potential benefits of reasonably available alternative supply-side energy resource options ... includ[ing] ... wind ... " R8-60(e). Consistent with the foregoing statutory requirements, although Dominion Virginia Power has not committed to construct any offshore wind at this time, Dominion Virginia Power's 2013 Plan, as well as its 2011Plan and 2012 Plan, contained an evaluation of offshore wind, stating in part that "[Dominion Virginia Power] is actively evaluating offshore wind technology and engaging in policy development at the state level in Virginia as well as at the federal level." 2012 Plan at 77. The 2013 Plan further outlines Dominion Virginia Power's efforts to reduce the cost of offshore wind energy to its customers and its study of offshore wind connection to the electric grid. *Id.* at 74-75 and 84-86.

The Company has also developed estimates of the costs for such projects. The impacts on customer rates would not be known until actual cost recovery is sought and then approved by the relevant state and federal regulatory commissions, and would depend heavily on the manner in which such recovery was sought, the ultimate scope of any project approved, distinctions between federal and state jurisdiction over any such future cost recovery, and possible changes to factors such as the cost of capital between now and when such cost recovery may be sought. Given the current status of the two wind projects, these final steps, including cost recovery, are not expected to be taken for several years.

Dominion Virginia Power's 2013 Plan notes that Dominion Virginia Power's Fuel Diversity Plan includes one of the wind projects discussed in the Proposal – the demonstration facility off the Virginia coast. Dominion Virginia Power recognized offshore wind as a resource with great potential but that the "technology currently faces significant barriers, due to complex and costly installation and maintenance requirements in a hostile marine environment." 2013 Plan at xiv. The 2013 Plan did study and further explains Dominion Virginia Power's efforts to develop offshore wind and overcome these barriers, and a 12 MW (nameplate) Offshore Wind Demonstration Project facility is included in the Fuel Diversity Plan, with operation scheduled by 2018. The Company and several partners are collaborating on the project, which would involve construction of two 6 MW Alstom turbines at a test site off the Virginia coast. The Company-led project received a $4 million U.S. Department of Energy grant for initial design, engineering, and permitting in December 2012, and is a finalist for an additional $47 million federal grant. The Company has also announced its participation in a September 2013 auction conducted by the U.S. Bureau of Offshore Energy Management, through which a 112,400-acre area off the Virginia coast will be leased for wind energy development.

In addition to the annual Plan filings, Dominion Virginia Power is required to file an annual report pursuant to Va. Code§ 56-585.2 H concerning its efforts to meet Virginia Renewable Portfolio Standard goals, including information related to "[a]dvances in renewable generation technology that affect activities described [above]." Dominion Virginia Power's publicly-available November 1, 2013 Report ("2013 RPS Report") prepared under this statute provides Dominion Virginia Power's evaluation of the status of offshore wind as a renewable resource, stating that it is "actively developing both onshore and offshore wind projects in Virginia" and that it "continues to pursue cost reduction efforts and to evaluate the development of offshore wind as a potential source for future generation. (2013 RPS Report, p. 9, 22). In the 2013 RPS Report, Dominion Virginia Power also provided detail concerning political momentum, studies on the evaluation of build options for transmission interconnection to support offshore wind projects, and leasing efforts by the federal government. *Id.* at 9-11; 21-23. This evaluation will be updated for the November 1, 2014 Report, and will continue annually. These reports also provide detail on the amounts of power generated pursuant to the Renewable Portfolio Standard goals, cost information and a section on the Company's plans for cost recovery for costs related to its participation in a Renewable Portfolio Standard program. The 2013 RPS Report is available to the public at https://www.dom.com/about/stations/renewable/index.jsp.

The Staff has allowed similar proposals calling for reports to be excluded where companies could show that they already were issuing reports similar to those the proponents were requesting. Earlier this year, the Staff allowed the Company to exclude a proposal requesting a report on the Company's plans for deploying offshore wind turbines for utility scale power generation off the Virginia and North Carolina coasts. The Staff permitted the exclusion because the public disclosures made by the Company pursuant to state regulatory reporting requirements "compare[d] favorably with the guidelines of the proposal." *Dominion Resources, Inc.* (February 5, 2013). See also

Dominion Resources, Inc. (January 24, 2013) (allowing the Company to exclude a shareholder proposal seeking a report on increasing energy efficiency based on disclosures made in annual reports filed with state regulatory authorities). Similarly, in *Exxon Mobil Corporation* (March 23, 2007), the proponent requested a report on the company's response to rising regulatory, competitive, and public pressure to develop renewable energy technologies and products. Exxon was able to demonstrate it had communicated with its shareholders on topics of renewable energy and greenhouse gas emissions through a number of venues, including executive speeches and a report available on its website. The Staff allowed the proposal to be excluded in reliance of Rule 14a-8(i)(10). See also *Abercrombie & Fitch Co.* (March 28, 2012) (requesting the board prepare a sustainability report that includes strategies to reduce greenhouse gas emissions, addresses energy efficiency measures as well as other environmental and social impacts, such as water use and worker safety), *Duke Energy Corporation* (February 12, 2012) (requesting that the board assess actions the company is taking or could take to build shareholder value and reduce greenhouse gas and other air emissions by providing comprehensive energy efficiency and renewable energy programs to its customers, and issue a report on its plans to achieve these goals), *MGM Resorts International* (February 28, 2012) (requesting the board issue a sustainability report to shareholders), *ConAgra Foods, Inc.* (May 26, 2006) (requesting that the board issue a sustainability report to shareholders), *Albertson's, Inc.* (March 23, 2005) (requesting the company disclose its social, environmental, and economic performance by issuing annual sustainability reports), *Exxon Mobil Corp.* (March 18, 2004) (requesting a report to shareholders outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into the company's energy mix), and *Xcel Energy, Inc.* (February 17, 2004) (requesting report on how company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions).

Therefore, although the goal sought by the Proposal of having calculations regarding the specific cost to consumers of wind power in a single report has not been implemented in full or exactly as presented by Ms. Schoenbaum, as discussed above, the Proposal need only be "substantially implemented" to be excludable under Rule 14a-8(i)(10). Put another way, where the particular policies, practices, and procedures of a company "compare favorably with the guidelines of the proposal" (*Vector Group Ltd.* (February 26, 2013)), as the Company's do here with respect to Ms. Schoenbaum's primary goal of having the Company disclose cost projections relating to its offshore wind power generation projects, then the proposal may be excluded on the grounds that it has been substantially implemented. Accordingly, because the Company has substantially implemented the Proposal, the Company may properly exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10).

CONCLUSION

For the reasons stated above, we believe that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (804) 775-1054 or at jsellers@mcguirewoods.com or my colleague, David S. Wolpa, at (704) 343-2185 or at dwolpa@mcguirewoods.com.

Sincerely,

Jane Whitt Sellers

Jane Whitt Sellers

Enclosures

cc: Russell J. Singer, Senior Counsel
Karen W. Doggett, Director – Governance and Executive Compensation
Ms. Bernice Schoenbaum

Exhibit A
Correspondence

Karen Doggett (Services - 6)

From: Eileen Levandoski [eileen.levandoski@sierraclub.org]
Sent: Monday, November 18, 2013 9:32 AM
To: Carter Reid (Services - 6); Karen Doggett (Services - 6)
Cc: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Dominion Shareholder Resolution: Offshore Wind
Attachments: Schoenbaum 2013 submittal letter.pdf; Final Dom OSW Resolution.pdf

VIA ELECTRONIC MAIL AND FAX (804) 819-2232

Dear Ms. Reid and Ms. Doggett:

Please find attached the submittal letter of Bernice Schoenbaum and shareholder resolution I am presenting for inclusion in the proxy for the 2014 Dominion shareholder meeting. Kindly confirm receipt via reply mail.

Thank you,

Eileen Levandoski, Assistant Director
Virginia Chapter Sierra Club
259 Granby St., Suite 250, Norfolk, VA 23510
Cell: 757-277-8537 (preferred)
Office: 757-447-3146
Fax: 757-333-7168
vasierraclub.org
eileen.levandoski@sierraclub.org

BERNICE SCHOENBAUM

*** FISMA & OMB Memorandum M-07-16 ***

November 18, 2013

Carter M. Reid
Vice President — Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Ms. Reid,

Enclosed is my shareholder resolution intended for the 2014 annual shareholder meeting. I have the proof of share ownership necessary to submit this resolution, and will have it sent to you in a separate correspondence. I intend to hold these shares past the date of the 2014 annual shareholder meeting.

Please direct any correspondence on this resolution to Eileen Levandoski, 1697 Gallery Ave, Virginia Beach VA 23454, eileen.levandoski@sierraclub.org.

Please let me know if you have any questions or need more information.

Sincerely yours,

Bernice Schoenbaum

WHEREAS, Dominion supports increasing the use of wind and other renewable technologies to diversify its power supply system and ensure reasonable and stable rates for its consumers.

To date, Dominion has made significant investment into developing offshore wind. It commissioned two transmission studies in 2010 and 2012. In 2013, Dominion bid $1.6 million for the commercial lease rights to develop 112,800 acres of federal land off Virginia's coast. Dominion is immediately required to pay $338,397 in rent each year on the lease area.

To date, the Federal government has made significant grant awards to Dominion. In 2011, the Department of Energy (DOE) awarded Dominion a $500,000 grant to study ways to achieve a 25% reduction in the cost of wind energy by integrating innovations in turbine foundation, installation and electrical infrastructure into the most optimal combination. In 2012, DOE awarded Dominion $4 million to design, develop, and demonstrate a grid-connected, 12-megawatt offshore wind facility of two test turbines mounted on innovative foundations, with again the primary goal being cost reductions. Dominion is one of seven DOE awardees eligible for three second-round DOE grants for up to $47 million each. The award announcement is expected in May 2014; Dominion anticipates being selected.

Given Dominion's significant financial investment into developing Virginia offshore wind, approval of cost recovery from the State Corporation Commission (SCC) is critical to avoiding loss of the millions of dollars the company is investing in offshore wind. The SCC must determine the costs for electric generation to be reasonable and prudent in order to approve Dominion's applications for cost recovery on both the test turbines (anticipated by mid-2016) and the larger wind facility in the commercial lease area (anticipated prior to construction start in 2020). Given the significant investment of federal grant money aimed at reducing the cost of offshore wind, approval of cost recovery from the SCC is achievable.

To help ensure SCC approval of cost recovery for both projects, Dominion must embark on a public relations campaign to educate the public and elicit their advocacy to prompt the SCC to timely approve Dominion's cost recovery requests. To do this, the public must be made aware of the costs for electricity born of both wind projects, and their tolerance to various price levels polled. Several Atlantic coast states pursuing offshore wind projects have had polls including neighboring states, Maryland and North Carolina. In every instance, the polls have revealed majority support for price increases given interest in clean energy and job opportunities associated with wind energy development. A realistic poll cannot be crafted until a cost analysis is done to determine the anticipated price for wind energy as it will appear on Dominion's applications to the SCC for cost recovery.

RESOLVED: The shareholders request Dominion to analyze and make projections on the costs to ratepayers as those costs may appear on cost recovery applications to the SCC for both wind projects, and to share this report with the public by December 31, 2014.

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Monday, November 18, 2013 1:56 PM
To: 'Eileen Levandoski'*** FISMA & OMB Memorandum M-07-16 ***
Cc: Carter Reid (Services - 6); Meredith S Thrower (Services - 6)
Subject: RE: Dominion Shareholder Resolution: Offshore Wind

Dear Ms. Schoenbaum and Ms. Levandoski,

By way of this email, I am confirming the receipt of Ms. Schoenbaum's shareholder proposal on Monday, November 18, 2013.

Please note that Dominion reserves the right in the future to raise any bases upon which this proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

From: Eileen Levandoski [mailto:eileen.levandoski@sierraclub.org]
Sent: Monday, November 18, 2013 9:32 AM
To: Carter Reid (Services - 6); Karen Doggett (Services - 6)
Cc: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Dominion Shareholder Resolution: Offshore Wind

VIA ELECTRONIC MAIL AND FAX (804) 819-2232

Dear Ms. Reid and Ms. Doggett:

Please find attached the submittal letter of Bernice Schoenbaum and shareholder resolution I am presenting for inclusion in the proxy for the 2014 Dominion shareholder meeting. Kindly confirm receipt via reply mail.

Thank you,

Eileen Levandoski, Assistant Director
Virginia Chapter Sierra Club
259 Granby St., Suite 250, Norfolk, VA 23510
Cell: 757-277-8537 (preferred)
Office: 757-447-3146

Fax: 757-333-7168
vasierraclub.org
eileen.levandoski@sierraclub.org

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Wednesday, November 20, 2013 2:37 PM
To: *** FISMA & OMB Memorandum M-07-16 ***'Eileen Levandoski'
Cc: Meredith S Thrower (Services - 6)
Subject: Dominion Resources, Inc.
Attachments: SEC Rule 14a-8.pdf; SEC SLB 14F.pdf; SEC SLB 14G.pdf; 2013-Nov-20 Schoenbaum letter.pdf

Dear Ms. Schoenbaum and Ms. Levandoski,

Please see the attached letter regarding Ms. Schoenbaum's shareholder proposal. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at email address and phone number below.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219

Mailing Address: P.O. Box 26532
Richmond, VA 23261

Dominion

November 20, 2013

Sent via Electronic Mail

Ms. Bernice Schoenbaum

*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Schoenbaum:

This letter confirms receipt on Monday, November 18, 2013, via electronic mail, of your shareholder proposal that you have submitted for inclusion in Dominion Resources, Inc.'s (Dominion) proxy statement for the 2014 Annual Meeting of Shareholders.

In accordance with Securities and Exchange Commission (SEC) regulations, we are required to notify you of any eligibility or procedural deficiencies related to your proposal. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that in order to be eligible to submit your proposal, you must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including the date you submitted your proposal. As of the date of this letter, we have not received your proof of ownership of Dominion common stock.

According to Dominion's records, you are not a registered holder of Dominion common stock. As explained in Rule 14a-8(b), if you are not a registered holder of Dominion common stock, you may provide proof of ownership by submitting either:

- a written statement from the record holder of your Dominion common stock (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that, pursuant to Staff Legal Bulletins 14F and 14G issued by the SEC (SLB 14F and SLB 14G), only Depository Trust Company (DTC) participants or affiliated DTC participants should be viewed as record holders of the securities deposited at DTC.

In order for your proposal to be eligible, you must provide proof of beneficial ownership of Dominion common stock from the record holder of your shares verifying continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including November 18, 2013, the date you submitted your proposal. The SEC's Rule 14a-8 requires that any response to this letter must be postmarked or transmitted electronically to Dominion no later than 14 calendar days from which you receive this letter. Your documentation and/or response may be sent to me at Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219, via facsimile at (804) 819-2232 or via electronic mail at karen.doggett@dom.com.

Finally, please note that in addition to the eligibility deficiency cited above, Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

If you should have any questions regarding this matter, I can be reached at (804) 819-2123. For your reference, I enclose a copy of Rule 14a-8, SLB 14F and SLB 14G.

Sincerely,

Karen W. Doggett
Director–Governance and Executive Compensation

cc: Ms. Eileen Levandoski

the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement

released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we

will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to Paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

> *Note to Paragraph (i)(9):* A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

> *Note to Paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes

that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that

information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at **http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.**

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012

Karen Doggett (Services - 6)

From:	Eileen Levandoski [eileen.levandoski@sierraclub.org]
Sent:	Wednesday, November 27, 2013 9:58 AM
To:	Karen Doggett (Services - 6)
Cc:	*** FISMA & OMB Memorandum M-Meredith S Thrower (Services - 6)
Subject:	Re: Dominion Resources, Inc.
Attachments:	DomRes2013Proof.pdf

Hello Ms. Doggett,

Attached please find Ms. Schoenbaum's letter from Fidelity indicating proof of ownership. She notes that it was also sent directly to you by Fidelity.

Thank you. By reply email, please confirm receipt.

Eileen Levandoski, Assistant Director
Virginia Chapter Sierra Club
259 Granby St., Suite 250, Norfolk, VA 23510
Cell: 757-277-8537 (preferred)
Office: 757-447-3146
Fax: 757-333-7168
vasierraclub.org
eileen.levandoski@sierraclub.org

Join us on facebook.com/VASierraClub.
Follow us on twitter.com/VASierraClub.

On Wed, Nov 20, 2013 at 2:37 PM, Karen Doggett (Services - 6) <karen.doggett@dom.com> wrote:

Dear Ms. Schoenbaum and Ms. Levandoski,

Please see the attached letter regarding Ms. Schoenbaum's shareholder proposal. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at email address and phone number below.

Sincerely,

Karen Doggett

Karen W. Doggett

Director - Governance and Executive Compensation

Dominion Resources Services, Inc.

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2123/8-738-2123

karen.doggett@dom.com

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

November 19, 2013

Ms. Carter Reid
Vice President of Governance & Corporate Security
Dominion Resources
PO Box 26532
Richmond VA, 23261

Re: Bernice Adrien Schoenbaum

Dear Ms. Reid:

Thank you for contacting Fidelity Investments for account information. I appreciate the opportunity to assist you. Please accept this letter in reference to the Fidelity Account ending
*** FISMA & OMB Memorandum M-07-16 ***

Please accept this letter as confirmation that Ms. Schoenbaum's brokerage account ending in *** FISMA & OMB Memorandum M-07-16 *** holds 47 shares of common stock in Dominion Resources (D). These shares were held continuously in the account from November 19, 2012, through the close of business on November 18, 2013. Please note, the market value of these stocks exceeded $2,000.00 at all times during the year.

For your reference, Fidelity's DTC number is 0226.

I hope you find this information helpful. If you have any questions regarding this issue, or general inquiries regarding your account, please contact the Private Client Group team at 800-544-5704 for assistance.

Sincerely,

Dean Hollands
High Net Worth Operations

Our File: W405954-19NOV13

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Wednesday, November 27, 2013 10:31 AM
To: 'Eileen Levandoski'
Cc: *** FISMA & OMB Memorandum M-Meredith S Thrower (Services - 6)
Subject: RE: Dominion Resources, Inc.

Dear Ms. Levandoski,

This email confirms that we have received Ms. Schoenbaum's proof of ownership letter.

Please note that Dominion reserves the right in the future to raise any further bases upon which Ms. Schoenbaum's proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

From: Eileen Levandoski [mailto:eileen.levandoski@sierraclub.org]
Sent: Wednesday, November 27, 2013 9:58 AM
To: Karen Doggett (Services - 6)
*** FIS**Cc:** OMB Memorandum M-Meredith S Thrower (Services - 6)
Subject: Re: Dominion Resources, Inc.

Hello Ms. Doggett,

Attached please find Ms. Schoenbaum's letter from Fidelity indicating proof of ownership. She notes that it was also sent directly to you by Fidelity.

Thank you. By reply email, please confirm receipt.

Eileen Levandoski, Assistant Director
Virginia Chapter Sierra Club
259 Granby St., Suite 250, Norfolk, VA 23510
Cell: 757-277-8537 (preferred)
Office: 757-447-3146
Fax: 757-333-7168

vasierraclub.org
eileen.levandoski@sierraclub.org

Join us on facebook.com/VASierraClub.
Follow us on twitter.com/VASierraClub.

On Wed, Nov 20, 2013 at 2:37 PM, Karen Doggett (Services - 6) <karen.doggett@dom.com> wrote:

Dear Ms. Schoenbaum and Ms. Levandoski,

Please see the attached letter regarding Ms. Schoenbaum's shareholder proposal. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at email address and phone number below.

Sincerely,

Karen Doggett

Karen W. Doggett

Director - Governance and Executive Compensation

Dominion Resources Services, Inc.

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2123/8-738-2123

karen.doggett@dom.com